SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH March 09, 2007

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investors Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

BRASIL TELECOM S.A.
Publicly Traded Company
CNPJ/MF: 76.535.764/0001 -43
NIRE 53 3 0000622 - 9

NOTICE TO SHAREHOLDERS

PROPOSAL FOR AMENDMENT OF THE COMPANY'S BY-LAWS

Brasil Telecom S.A. (“Company”) hereby informs that the Senior Management is submitting to the Shareholders Special Meeting to be held on April 10, 2007 a proposal involving the Amendment of the Company's By-Laws, as follows:

Current Wording	Proposed Wording

Article. 5 - The subscribed capital stock, totally paid off, is of R$3,435,787,767.67 (three billion, four hundred and thirty- five million, seven hundred and eighty-seven thousand, seven hundred and sixty-seven reais and sixty-seven centavos), represented by 555,298,280,831 (five hundred and fifty-five billion, two hundred ninety-eight million, two hundred and eighty thousand, eight hundred and thirty-one) shares, of which 249,597,049,542 (two hundred and forty-nine billion, five hundred ninety-seven million, forty-nine thousand, five hundred and forty-two)shares are voting shares and 305,701,231,289 (three hundred and five billion, seven hundred and one million, two hundred and thirty-one thousand, two hundred and eighty-nine) shares are preferred shares, all nominative shares, with no par value.

Article. 5 - The subscribed capital stock, totally paid off, is of R$3,470,758,351.96 (three billion, four hundred and seventy million, seven hundred and fifty-eight thousand, three hundred and fifty-one reais and ninety-six centavos), represented by 560,950,290 (five hundred and sixty million, nine hundred and fifty thousand and two hundred and ninety) shares, of which 249,597,049 (two hundred and forty-nine billion, five hundred ninety-seven million, forty-nine thousand) shares are voting shares and 311,353,239 (three hundred and eleven million, three hundred and fifty-three thousand, two hundred and thirty-nine) shares are preferred shares, all nominative shares, with no par value.

Article 6 - The Company is authorized to increase its capital stock, upon the resolution of the Board of Directors, up to the limit of 560,000,000,000 (five hundred and sixty billion)shares, voting or preferred, in accordance with the legal limit of 2/3 (two thirds) for the issuance of preferred shares with no right to vote.

Article 6 - The Company is authorized to increase its capital stock, upon the resolution of the Board of Directors, up to the limit of 800,000,000 (eight hundred million) shares, voting or preferred, subject to the legal limit of 2/3 (two thirds) for the issuance of preferred shares with no right to vote.

Article 21 – The Company’s Management is exercised by the Board of Directors and by the Board.

1st Paragraph - The Board of Directors, collegiate organ, executes the Company’s top administration.

2nd Paragraph - The Senior Management is the organ which represents the executive administration of the Company, with each of its members acting in accordance with their respective attributions.

3rd Paragraph - The attributions and powers granted by law to each of the administrative organs may not be granted to any other organ.

Article. 21 - Sustained

1st Paragraph - Sustained

2nd Paragraph - The Senior Management is the organ which represents the executive administration of the Company, with attributions provided for in the present By-Laws.

3rd Paragraph - Sustained.

Article 24 – Besides the attributions predicted by law, the Board of Directors is responsible for:	Article 24 – Sustained

I. approving the annual budget of the Company, as well as of its controlled companies, along with the objective and business strategy plan predicted for the period the budget is in effect;	I. Sustained

II. deliberating on the capital increase of the Company up to the limit of the authorized capital, as well as deliberating on the issue of stock or subscription bonus, including the exclusion of the preferential right of the shareholders, setting the issue and placement conditions of the stock or subscription bonus;
II. Sustained

III. authorizing the issue of commercial papers for public subscription;	III. Sustained

IV. resolving, when delegated by the Shareholders’ Meeting, about issuance conditions of the debentures, in compliance with the 1st paragraph in article 59 of Law nr. 6,404/76;	IV. Sustained

V. authorizing the sale of debentures, including those convertible into shares, issued by the Company held by the treasury;	V. Sustained

VI. authorizing the acquisition of Company issued shares, for the purpose of cancellation or continuation in the treasury and subsequent sale;	VI. Sustained

VII. approving the participation or sale of participation of the Company in the capital of other companies;	VII. approving the making of investments and disinvestments in the capital of other companies, in amounts greater than the Senior Management's area of authority;

VIII. authorizing the sale or burden of goods which integrate the Company’s permanent assets involving an amount greater than or equal to R$ 2,000,000.00 (two million reais), adjusted monthly, as of September 30, 1999, based on the variation of the IGP-DI (General Price Index - Internal Availability) or, in the absence of the latter, by the index that comes to replace it;
VIII. authorizing the sale or burden of goods which integrate the Company’s permanent assets, with individual value greater than the Senior Management's area of authority;

IX. authorizing the acquisition of goods for the permanent assets with individual value greater than 1% (one percent) of the Company’s shareholders equity;	IX. authorizing the acquisition of goods for the permanent assets or the execution of contracts, with individual value greater than the Senior Management's area of authority;

X. within the limit of authorized capital, approving the grant for the option of the purchase of stock to its Officers, employees and to individuals who render services to the Company or to the controlled companies.
X. Sustained

XI. authorizing the Company to render real or fidejussionary guarantees in favor of third parties;	XI. authorizing the Company to grant real state or fidejussionary collateral in favor of third parties, in amounts greater than the Senior Management's area of authority;

XII. authorizing the practice of gratuitous acts, in benefit of the employees or of the community, in light of the Company’s corporate responsibilities . In case of rendering guarantees to employees being transferred and/or relocated interstate and/or inter-city does not require previous approval from the Board of Directors;

XII. approving the Company's sponsoring policies, as well as authorizing the practice of gratuitous acts, for the benefit of the employees or of the community, in light of the Company’s corporate responsibilities, provided that, in the case of rendering of guarantees to employees being transferred and/or relocated interstate and/or inter-city does not require previous approval from the Board of Directors;

XIII. approving the contracting of loans, financing, leasing and issue of commercial papers with individual value greater than 1% (one percent) of the Company’s shareholders equity, as well as of its controlled companies;

XIII. providing for the Senior Management's area of authority in respect of the acquisition, disposal or burdening of the assets forming the Company's permanent assets, the granting of collateral in general, execution of contracts, making of investments and disinvestments, waiver of rights and transactions of any kind, taking of loans and financings, lease agreements and issuance of promissory notes (with the exception of the hypothesis of item III of this article);

XIV. authorizing investments in new businesses or the creation of subsidiaries;	XIV. Sustained

XV. deliberating on the approval of a "Depositary Receipt" program issued by the Company ;	XV. Sustained

XVI. authorizing the Company to celebrate, alter or cancel Shareholders Agreements;	XVI. Sustained

XVII. approving the policy for complementary social security of the Company and the collective agreements;	XVII. Sustained

XVIII. approving the Internal Regulation of the Board of Directors;	XVIII. Sustained

XIX. approving the proposal of the Board regarding the Company’s Regulation with its respective organizational structure, including the competence and attributions of the Company’s officers;	XIX. Sustained

XX. electing and dismissing, at any moment, the Company’s Officers, including the Chief Executive Officer, assigning attributions to them, in compliance with the provisions of this bylaw;	XX. Sustained

XXI. dividing the global remuneration amount, set by the Shareholders’ Meeting, between the Council members and the Company’s officers, setting their individual remuneration;	XXI. Sustained

XXII. performing other activities which may be appointed by	XXII. Sustained

the Shareholders’ Meeting.

XXIII. oversee that the Company, during the licensing term and its renewal, bind itself to assuring the effective existence, on national territory, of centers for deliberation and implementation of strategic, management and technical decisions involved in the accomplishment of the License Agreement of the Public Switched Telephone Network (PSTN), the Authorization Term for Telecommunication Transport Network Service, the Authorization Term for Mobile Highway Telephone Service, and also making this obligation reflect on the composition and the decision making procedures of its management organs.
XXIII. Sustained

XXIV. creating technical and consulting committees to provide assistance to the Company, whether or not permanent, whenever this shall be deemed necessary, the attributions of which shall be established by means of specific regiments and

XXV. choosing, removing and deciding on the remuneration of the independent auditors appointed by the Audit Committee.

1st Paragraph - In each fiscal year, at the first meeting following  the convening of the Shareholders General Meeting, the Board of  Directors shall discuss and review the Senior Management's areas  of authority, in accordance with the attributions provided for in  this article.

2nd Paragraph - The Board of Directors if prohibited from effecting modifications in the Senior Management's areas of authority in periods of time of less than six months.

3rd Paragraph - In any of the hypothesis contemplated by item XIII of this Article 24, in which the value of the act or contract shall be of less than five million Reais (updated annually by the variation of the IGP-M, as from April 10, 2007), the provisions of Article 31 of these By-Laws shall apply, and collegiate resolution by the Senior Management shall not be required.

Article 25 - The Board of Directors is comprised of 7 (seven)effective members and similar number of alternate members.	Article. 25 - Sustained

1st Paragraph - The members of the Board of Directors and their respective alternate members are elected by the Shareholders’ Meeting which appoint, among them, the Chairman of the board.
1st Paragraph - The members of the Board of Directors and their respective alternate members are elected by the Shareholders’ Meeting which appoint, among them, the Chairman and the Vice- Chairman of the Board.

2nd Paragraph - The holders of preferred shares shall be granted the right, through separate voting, to elect a member of the Board of Directors and its respective alternate.	2nd Paragraph - Sustained

3rd Paragraph - The alteration of the terms set forth in Paragraph 2 of this article depends on the approval, in separate, of the holders of preferred shares.	3rd Paragraph - Sustained

4th Paragraph - The Company's Internal Audit shall be subordinated to the Board of Directors.

5th Paragraph - The concomitant holding of offices in the Board of Directors and in the Company's Senior Management is forbidden

Article 27 – The Board of Directors will meet ordinarily once every two calendar months and, extraordinarily, upon summons made by its Chairman or by 2 (two) Council members, drafting minutes of the Meetings.

Article 27 - The Board of Directors will meet ordinarily once every calendar month and, extraordinarily, upon calls made by its Chairman or by 2 (two) Board members, and minutes of the Meetings shall be drawn up.

Sole Paragraph – The summons shall be made by letter, telegram or fax delivered at least 10 (ten) days in advance, except in the cases of urgency, at the sole discretion of the Chairman of the Board of Directors, and the notice must contain the day’s agenda.

1st Paragraph – The calls shall be made by letter, telegram or fax delivered at least 10 (ten) days in advance, except in the cases of uncontested urgency, at the sole discretion of the Chairman of the Board of Directors, and the notice must contain the agenda of the meeting.

2nd Paragraph - The members of the Board of Directors may participate in the board meetings by means of conference calls, videoconference, or by any other means allowing all Directors to see and/or hear one another and, in this case, they shall be deemed as having attended the meeting, and the corresponding Minutes shall be drawn up and signed by all presents until the next meeting.

Article 29 - The Senior Management is comprised of 1 (one)Chief Executive Officer and 3 (three) Officers, thus entitled: a) Chief Financial Officer; b) Chief Operating Officer; and c)Human Resources Officer.	Article 29 - The Senior Management is comprised of 5 (five) to 9 (nine) members, among which the Chief Executive Officer, and the remainder ones Officers without specific designation, elected by the Board of Directors, who shall be responsible for defining the respective attributions.

1st Paragraph - The Senior Management shall act as a collegiate resolution body, subject to the individual attributions of each one of its members, as per the present By-Laws.

2nd Paragraph - The Officers are responsible for complying and causing the compliance with the present By-Laws, the resolutions taken by Shareholders' Meetings, the Board of Directors and the Meetings of the Board of Directors ("RCA"), as well as the practice of all acts that shall be necessary for the regular conduction of the Company' affairs.

3rd Paragraph - The Chief Executive Officer shall be responsible for:

I - submitting to the Board of Directors the proposals approved in RCAs, when applicable;

II - keeping the members of the Board of Directors informed of the Company's activities and the status of the Company's affairs and corporate business;

III - directing and coordinating the acting of the remainder Officers; and

IV - exercising other duties conferred upon him by the Board of Directors.

4th Paragraph - The remainder Officers shall be responsible for assisting and helping the Chief Executive Officer in the management of the Company's business and, under the direction and coordination of the Chief Executive Officer, exercising the duties conferred upon them by the Board of Directors.

5th Paragraph -The office of Investors' Relations Officer, whether or not exercised in combination with other duties, will be held by the Officer appointed by the Board of Directors when electing the Senior Management. The aforesaid office shall be occupied at all times

Article 30 – In their absence and due to temporary impediments, the Chief Executive Officer is replaced by the Chief Financial Officer.	Article 30 - In the absences and temporary impediments of the Chief Executive Officer, he shall be replaced by the Officer to be designated by the Board of Directors.

1st Paragraph - In the case of simultaneous absences and impediments of the Chief Executive Officer and the Chief Financial Officer, the Company is governed by the Officer appointed by the Board of Directors.

1st Paragraph - In the case of simultaneous absences and impediments of the Chief Executive Officer and of his replacement, the Presidency shall be exercised by another Officer appointed by the Board of Directors.

2nd Paragraph - The Chief Financial Officer and the other Officers at their temporary impediments are replaced by the Officer appointed by the Chief Executive Officer.	2nd Paragraph - Sustained

3rd Paragraph – In the case of vacancy in the position of an effective Officer, the Board of Directors will promote the election of a replacement to complete the mandate of the replaced person.	3rd Paragraph - Sustained

Article 31 – In accordance with the dispositions contained in this By-Laws, it is necessary to link the Company to: (i) the joint signature of 2 (two) Directors, of which one, necessarily, must be the Chairman; (ii) the signature of 1 (one) Director in combination with a attorney-in-fact; or (iii) the joint signature of 2 (two) attorneys-in-fact, invested with specific powers.

Article 31 - Subject to the provisions contained in these By-Laws, the Company shall be bound by: (i) the joint signature of 2 (two)Directors, of which one, necessarily, must be the Chairman; (ii)the signature of 1 (one) Director in combination with an attorney- in-fact; or (iii) the joint signature of 2 (two) attorneys-in-fact, invested with specific powers. Services of process and judicial or extra-judicial notifications shall be served to the Director designated by the Board of Directors or the attorney-in-fact appointed pursuant to the provisions of this Article.

Sole Paragraph – The Powers of Attorney granted by the Company, which shall be signed jointly by 2 (two) Directors, of which one must necessarily be the Chairman, must specify the powers granted and, with exception to those used for legal purposes, will have the maximum validity period of 1 (one)year.
Sole Paragraph – Sustained.

Article 32 - The specific responsibility of each one of the members of the Senior Management is the following:	Article 32. - It is incumbent upon the members of the Senior Management, as a collegiate body:

I – CHIEF EXECUTIVE OFFICER – The execution of the policy, guidelines and the activities related to the Company’s corporate object , according to the terms specified by the Board of Directors.	I - to comply and cause the compliance with the general guidelines of the Company's business established by the Board of Directors;

II - to elaborate and propose to the Board of Directors general human resources policies for the Company, and to comply with the approved policies;
II – CHIEF FINANCIAL OFFICER - The execution of the Company’s policy, guidelines and the economic-financial and accounting activities according to the terms specified by the Board of Directors.

III - to resolve on the organizational structure of the Company;

III – CHIEF OPERATING OFFICER – The planning and execution of the network engineering projects directed to the expansion and modernization of the network and the exploration of new technology, according to the terms specified by the Board of Directors.

IV - to elaborate and propose to the Board of Directors, on an annual basis, the strategic guidelines and the Company's strategic plan, and to execute the strategic plan as approved;

IV - HUMAN RESOURCES OFFICER – Administrate and guide the actions related to the management of the Company, comprising the employment, the dimensioning, the education and the development of Human Agents for the company, according to the terms specified by the Board of Directors.
V - to elaborate and propose to the Board of Directors the Company's annual and multi-annual budgets, and to execute the budgets as approved;

VI - to elaborate and propose to the Board of Directors the Company's financial policies, and to execute the policies as approved;

VII - In each fiscal year, to prepare the Annual Managerial Report, the Financial Statements, the proposal for allocation of net profits of the period and the distribution of dividends, to be submitted to the approval of the Board of Directors, and subsequently of the Shareholders' Meeting;

VIII - to authorize the execution of contracts, agreements and conventions constituting burdens, liabilities or commitments to the Company, being authorized in this connection to establish rules and delegate powers and authorizations, in accordance with the Senior Management's area of authority established by the Board of Directors;

IX - to manage equity interests held in other controlled and affiliated companies subject to the guidelines fixed by the Board of Directors; and

X - to established, subject to the limits of the Senior Management's area of authority as established by the Board of Directors, the areas of authority along the hierarchic chain of the Company's administrative structure.

1st Paragraph - : The Chief Executive Officer shall be responsible for calling, ex officio or at the request of two or more Executives, and presiding over the meetings of the Senior Management, which shall take place at least every fifteen days, or a lesser periodicity as per resolution by the collegiate Senior Management, subject to the following provisions:

a) The Chief Executive Officer shall conduct the meetings of the Senior Management, seeking to prioritize consensual resolutions among its members; and

b) Whenever a consensus shall not be reached, the Chief Executive Officer may: (i) submit the matter to a majority vote including using a casting vote in case of tie; or (ii) remove the matter from the agenda.

2nd Paragraph - The quorum for convening a Senior Management meeting shall be the majority of its acting members and the resolutions shall be taken by the affirmative vote of the majority of Officers attending the meeting, subject to the provisions of Paragraph 1st of this Articles, and Minutes of these meetings shall be drawn up.

3rd Paragraph - In the absence of the Chief Executive Officer, the Officer appointed pursuant to the provisions of Article 30 of these By-Laws shall preside over the Senior Management meeting, and the accumulation of votes shall not be permitted.

Article 35 -The Fiscal Council shall meet, ordinarily, once every month and, extraordinarily, when required.	Article 35 - Sustained

1st Paragraph - The Meetings are summoned by the Chairman of the Fiscal Council or by 2 (two) members of the Fiscal Council.	1st Paragraph - Sustained

2nd Paragraph - The Fiscal Council deliberates by majority of votes, with the presence of the majority of its members.	2nd Paragraph - Sustained

3rd Paragraph - The members of the Audit Committee may participate in the meetings of that body by means of conference calls, videoconference, or by any other means allowing all members to see and/or hear one another and, in this case, they shall be deemed as having attended the meeting, and the corresponding Minutes shall be drawn up and signed by all presents until the next meeting.

Article 43 – The Company may, by deliberation of the Board of Directors, pay or credit, in dividends, interests on shareholders’ equity, in compliance with article 9 of Law 9,249, on 12/26/95. The interests will be compensated with the amount of the minimum required dividend due in the fiscal year to the holders of both common and preferred shares.
Article 43 – Sustained

1st Paragraph - Dividends and interests on own capital contemplated in the caput hereof shall be paid at the times and in the manner indicated by the Senior Management, reverting to the benefit of the Company the dividends that shall remain unclaimed 3 (three) years after the date of commencement of the payment

2nd Paragraph - The Board of Directors may authorize the Senior Management to resolve on the matter addressed in the caput of the present article

Brasília (DF), March 08, 2007.

Charles Laganá Putz
Investors' Relations Director.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 09, 2007

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.